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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            FORSTMANN & COMPANY, INC.
                            -------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
                          -----------------------------
                         (Title of Class of Securities)


                                    34659D10
                                ----------------
                                 (CUSIP Number)


                       Michael C. Murr, Managing Director
                                 DAYSTAR L.L.C.
                            411 Theodore Fremd Avenue
                               Rye, New York 10580
                                 (914) 967-1155
                            -------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                January 29, 1998
                       -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                               Page 1 of 6 Pages

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CUSIP NO.   34659D10
            ------------------------------
--------------------------------------------------------------------------------
1)       Names of Reporting Persons                  DAYSTAR L.L.C.
         I.R.S. Identification Nos. of
         Above Persons (Entities Only)               13-3859222
--------------------------------------------------------------------------------
2)       Check the Appropriate Box          (a)      /_/
         if a Member of a Group             (b)      /X/
         (See Instructions)
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds                             WC, PF
--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Item 2(d) or 2(e)                  /_/
--------------------------------------------------------------------------------
6)       Citizenship or Place of                     New York
         Organization
--------------------------------------------------------------------------------
                     (7)      Sole Voting Power      1,370,312 shares
 Number of          ------------------------------------------------------------
Shares Bene-         (8)      Shared Voting
 ficially                     Power                  0 shares
 Owned by           ------------------------------------------------------------
Each Report-         (9)      Sole Dispositive
ing Person                    Power                  1,370,312 shares
  With              ------------------------------------------------------------
                     (10)     Shared Dispositive
                              Power                  0 shares
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person              1,370,312 shares
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate
         Amount in Row (11) Excludes
         Certain Shares                              /_/
--------------------------------------------------------------------------------
13)      Percent of Class Represented
         by Amount in Row (11)                       31.3%
--------------------------------------------------------------------------------
14)      Type of Reporting Person                    IA
--------------------------------------------------------------------------------

                               Page 2 of 6 Pages

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                             INTRODUCTORY STATEMENT

Item 1.  Security and Issuer.

                  This statement on Schedule 13D (the "Statement") relates to the shares of Common Stock, par value $0.01 per share ("Common Stock"), of Forstmann & Company, Inc., a Georgia corporation (the "Company"), with its principal executive offices located at 1155 Avenue of the Americas, New York, New York 10036.

Item 2.  Identity and Background.

                  (a) This Statement is being filed by Daystar L.L.C., a New York limited liability company ("Daystar"). Daystar serves as General Partner of Daystar Special Situations Fund, L.P. (the "Fund"), a Delaware limited partnership, which owns 784,936 shares of Common Stock, and as such has full discretionary authority to vote and dispose of such shares. Daystar also acts, with full discretionary authority, as investment advisor to clients who own in the aggregate 585,376 shares of Common Stock. The managing directors of Daystar who are jointly responsible for managing the Fund and such client advisory accounts are Bruce W. Gregory, Warren J. Malone, Michael C. Murr and John C. Sites, Jr. (together, the "Managing Directors").

                  (b) The business address of Daystar, the Fund and each of the Managing Directors is 411 Theodore Fremd Avenue, Rye, New York 10580.

                  (c) Daystar acts as General Partner of the Fund and also manages a limited number of investment accounts for other entities as an investment advisor. The principal occupation of each of the Members is as Managing Director of Daystar.

                  (d) During the last five years, neither Daystar, the Fund nor any of the Managing Directors has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

                  (e) During the last five years, neither Daystar, the Fund, nor any of the Managing Directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made it or him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

                  (f) Daystar is a New York limited liability company and the Fund is a Delaware limited partnership. Each of the Managing Directors is a citizen of the United States of America.

                               Page 3 of 6 Pages

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Item 3.  Source and Amount of Funds or Other Consideration.


                  (a) The 784,936 shares of Common Stock owned by the Fund were issued to the Fund by the Company in connection with its Chapter 11 bankruptcy proceeding in exchange for debt securities of the Company held by the Fund. The source of the funds used to purchase such debt securities was the Fund's working capital, which was contributed to the Fund by its partners.

                  (b) The aggregate of 585,376 shares of Common Stock owned by Daystar's investment advisory clients were issued to such clients by the Company in connection with its Chapter 11 bankruptcy proceedings in exchange for debt securities of the Company held in such clients' investment advisory accounts with Daystar. The source of the funds used to purchase such debt securities was the personal funds of each such client.

Item 4.  Purpose of Transaction.

                  Daystar acquired the shares of Common Stock described in Item 3 (together, the "Shares") for the Fund and its clients solely for investment purposes. Bruce W. Gregory, one of the Managing Directors, serves as a director of the Company. None of Daystar or the Managing Directors currently has any plan or proposal which relates to or would result in any of the matters listed in
Item 4 of Schedule 13D, except that Daystar may, from time to time or at any time, dispose of Shares or acquire additional shares of Common Stock for the Fund or Daystar client accounts depending on price and market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.

                  (a) As of the date of this Statement, Daystar owns beneficially (for purposes of Rule 13d-3 under the Securities Exchange Act of 1934) an aggregate of 1,370,312 (31.3% of the outstanding) shares of Common Stock, including 784,936 (17.9% of the outstanding) shares held by the Fund and an aggregate of 585,376 (13.4% of the outstanding) shares held by Daystar's client accounts. The Company is in the process of granting options to Bruce W. Gregory to purchase shares of Common Stock in connection with his service to the Company as a director. He will hold such options for the benefit of Daystar, which will be deemed to be the beneficial owner of such options. This statement will be promptly amended to reflect such option grant.

                  (b) Daystar, as General Partner of the Fund and investment advisor to its advisory clients, has sole voting power and dispositive power over all 1,370,312 Shares. Such power is exercised jointly by the Managing Directors.

                  (c) During the past 60 days, Daystar has not purchased any shares of Common Stock for its account or the accounts of the Fund or its advisory clients, nor have any of the Managing Directors done so.

                  (d) Not applicable.

                  (e) Not applicable.

                               Page 4 of 6 Pages

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Pursuant to the Fund's Agreement of Limited Partnership and Daystar's investment management agreements with its clients, Daystar may participate in any profits realized by the Fund and such clients from their investments in the Shares.

                  Daystar is a party to a Registration Rights Agreement among the Company and certain holders of Common Stock, dated as of July 23, 1997, with respect to the registration of the shares of Common Stock held by them. Under the terms of such agreement, among other things, the Company must (i) file not later than March 31, 1998, a registration statement to resell such shares of Common Stock on a delayed and continuous basis from time to time in the open market or otherwise and (ii) use its reasonable best efforts to have the registration statement declared effective as soon as practicable after the filing.

Item 7.  Material to Be Filed as Exhibits.

                  None.

                               Page 5 of 6 Pages

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                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1998

                                         DAYSTAR L.L.C.

                                         By /s/ Michael C. Murr
                                            ------------------------------
                                            Michael C. Murr
                                            Managing Director


                                Page 6 of 6 Pages